

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT

Authorized Shares 75,000,000

SAMPLE | ***SAMPLE***

CUSIP# 747645 10 9

THIS CERTIFIES THAT **** SAMPLE ****

IS THE RECORD HOLDER OF **** SAMPLE ****

FULLY PAID AND NON-ASSESSABLE SHARES OF $0.001 PAR VALUE COMMON STOCK OF

QUANTUM ENERGY, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

transferable on the books of the Corporation in person or duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile of its duly authorized officers.

Dated: May 30, 2006

QUANTUM ENERGY, INC CORPORATE Seal

QUANTUM ENERGY, INC

PRESIDENT

SECRETARY

Countersigned & Registered:
West Coast Stock Transfer Inc.
Suite 302 - 850 West Hastings
Vancouver, B.C. V6C 1E1
(604) 682-2556 http://www.wcst.com/

By:

Authorized Signature